

Julie Mehretu (b. 1970)

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Works by the highly sought after artist rarely come to market, so after reviewing 20 other examples we were thrilled to secure our first offering of the artist's work at auction for approximately 40% less than our pre-sourcing valuation.

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Initial Offering Price

$699,000

Offering Circular

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Price Appreciation of Similar Works

35.2%

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WHY WE LIKE THIS PAINTING



MASTERWORKS
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- Julie Mehretu is one of the most exciting Contemporary artists working today, known for her large-scale abstract paintings layered with various materials and markings.
- The artist has been the recipient of numerous awards including the American Art Award granted through the Whitney Museum of American Art as well as the prestigious MacArthur Fellowship, or "Genius Grant," and the US Department of State Medal of Arts Award.
- Mehretu's work rarely comes to market: only six paintings have been offered at auction over the past five years. Our acquisitions team has reviewed 20 examples of work by the artist from around the world, some of which are priced in excess of $1 million, this is the first one we have selected to be offered on the Masterworks platform.
- The Painting was included in an important 2013 show at Marian Goodman Gallery in Paris, titled "Mind, Breath and Beat Drawings," which was the artist's first solo exhibition in France.
- Other works included in the aforementioned 2013 exhibition have achieved prices in excess of $1 million at auction, including: "Emergent Algorithm (Manara Circle, Palestine)" (2012), which sold for $4,890,000 in May 2022 and currently holds the artist's third highest auction record, as well as "Untitled" (2012), which was executed the same year and in the same size as the Painting, and sold for $1,260,000 in May 2022.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$1,133,342	14

JULIE MEHRETU

b. 1970, ETHIOPIA

Acrylic and graphite on canvas | 18 × 24 in. (46 × 61 cm.)

Julie Mehretu is a prominent Contemporary artist known for her large-scale abstract paintings layered with various materials and markings.



$699,000

INITIAL OFFERING

35.2%

ARTIST MARKET APPRECIATION[1,2]

The Painting is a small-scale example of Julie Mehretu's abstract work, which employs gestural mark-making and is layered with architectural imagery, a recognizable and commercial motif for the artist. Executed in 2012, the Painting is composed of gestural, acrylic and graphite marks that create the illusion of both texture and depth. The Painting's frenzied and spontaneous strokes reference the automatic drawings of the Surrealists, as well as, Chinese calligraphy. The individual marks are carefully and deliberately rendered; Mehretu stated that in her work, "each mark represents individual agency, an active character" and when brought together, "lots of small marks have power." The Painting was included in an important 2013 show at Marian Goodman Gallery in Paris, titled "Mind, Breath and Beat Drawings," which was the artist's first solo exhibition in France. In addition to the Painting, the exhibition included over thirty drawings, paintings, and prints. Other works included in the aforementioned 2013 exhibition have achieved strong prices at auction. *Emergent Algorithm (Manara Circle, Palestine)* (2012), which is significantly larger than the Painting, sold for $4,890,000 at Sotheby's, New York, on May 19, 2022, and, as of October 17, 2022, is the artist's fifth highest auction record. *Untitled* (2012), which was executed the same year and in the same size as the Painting, sold for $1,260,000, more than double its high pre auction estimate of $300,000 to $500,000, at Christie's, New York, on May 13, 2022. The Painting's execution, year, and exhibition history make it a commercial and desirable work by Julie Mehretu.

Julie Mehretu's work has been exhibited at numerous institutions including the Museum of Modern Art in New York, the Detroit Institute of Arts, the Walker Art Museum in Minneapolis, and the Albright-Knox Art Gallery in Buffalo, New York, among others. In 2001, Mehretu received her first solo show in New York at Project Gallery. She participated in the Bienal de São Paulo and the Whitney Biennial in 2004, the Sydney Biennale in 2006, and most recently the Venice Biennale in 2019. Additionally, a mid-career survey of the artist's work, co-organized by the Los Angeles County Museum of Art (LACMA) and the Whitney Museum of American Art, opened in Los Angeles in 2019. The exhibition would later travel to the High Museum in Atlanta and the Walker Museum of Art in Minneapolis, before concluding at the Whitney in 2021. As of October 17, 2022, Mehretu lives and works in New York City and Berlin, and is represented by prominent galleries, including Marian Goodman Gallery and White Cube Gallery. As of October 17, 2022, Julie Mehretu's top auction records are held by her large-scale abstract paintings, and are led by *Dissident Score* (2019-21), which sold for $6,500,000 through an online charity auction organized by Artsy on June 10, 2021, followed by *Black Ground (Deep Light)* (2006), which sold for HKD 44,209,000 ($5,631,696) at Sotheby's, Hong Kong, on April 1, 2019, and *Rise of the New Suprematists* (2001), which sold for $4,820,000 at Sotheby's, New York, on September 14, 2019.

AS OF OCTOBER 17, 2022, JULIE MEHRETU'S TOP AUCTION RECORDS ARE HELD BY HER LARGE-SCALE ABSTRACT PAINTINGS, AND ARE LED BY *DISSIDENT SCORE* (2019-21), WHICH SOLD FOR $6,500,000 THROUGH AN ONLINE CHARITY AUCTION ORGANIZED BY ARTSY ON JUNE 10, 2021, FOLLOWED BY *BLACK GROUND (DEEP LIGHT)* (2006), WHICH SOLD FOR HKD 44,209,000 ($5,631,696) AT SOTHEBY'S, HONG KONG, ON APRIL 1, 2019, AND *RISE OF THE NEW SUPREMATISTS* (2001), WHICH SOLD FOR $4,820,000 AT SOTHEBY'S, NEW YORK, ON SEPTEMBER 14, 2019.

AVERAGE HAMMER PRICES[2,3]


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Julie Mehretu (b. 1970, Addis Ababa, Ethiopia) is a prominent Contemporary artist known for her large-scale abstract paintings layered with various materials and markings. Mehretu's multi-disciplinary practice references art history, architecture, and ancient civilizations as a means of addressing contemporary issues, including migration, global conflict, climate change, and technology. Mehretu was born in Ethiopia, to an American mother and Ethiopian father. In 1977, her family immigrated to the United States, settling in East Lansing, Michigan. The artist earned a BA from Kalamazoo College in Michigan, before going on to receive an MFA in 1997 from the Rhode Island School of Design (RISD). During her time at RISD, she produced a large volume of drawings and developed a distinct visual language. Source material for the artist's work has frequently been drawn from maps, logos, flags, and photographs.After graduating from RISD, Mehretu moved to New York, and between 1999 and 2000, participated in several group shows, including the Museum of Modern Art's "Greater New York." In 2005, the artist was a recipient of the American Art Award granted through the Whitney Museum of American Art as well as the prestigious MacArthur Fellowship, or "Genius Grant." In 2015, she was awarded the U.S. State Department's Medal of Arts Award, and in 2021 was granted membership to the American Academy of Arts and Sciences.







IMPORTANT DISCLOSURES

1. Artist market appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Artist market appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart includes a summary of average hammer prices for paintings by Julie Mehretu based on public records as tracked by third-party data sources. Between the year ending December 31, 2005 and the year ending December 31, 2019, 22 paintings by Julie Mehretu were sold at auction for a total of $34.9 million. From the year ending December 31, 2005 to the year ending December 31, 2019, total auction sales, excluding buyer's premium, have increased by 46.2% annually on average and average hammer prices increased by 35.2% annually on average. This analysis does not include works on paper, prints, editions, multiples or any non-unique works of art by the artist. This analysis also excludes artworks that went "unsold" or were "bought-in" at auction as a result of not meeting the seller's reserve price. For the purposes of the chart, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date per third-party data sources. Though we believe this to be a comprehensive list of public auction sales, no definitive object-oriented database is known to Masterworks, and therefore, despite our best efforts the list of objects may be incomplete.

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